Exhibit 99.4

The Board of Directors of The Toronto-Dominion Bank

Board Charter

~ ~ Supervising the Management of the Business and Affairs of the Bank ~ ~

Main Responsibilities:

We provide the supervision necessary for:

1.      Disclosure of Reliable and Timely Information to Shareholders

-the shareholders depend on us to get them the right information

2.      Approval of Strategy and Major Policy Decisions of the Bank

-we must understand and approve where the Bank is going, be kept current on its progress towards those objectives and be part of and approve any major decisions

3.      Evaluation, Compensation and Succession for Key Management Roles

-we must be satisfied the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage the Bank’s long-term success

4.      Oversight of the Management of Risks and the Implementation of Internal Controls

-we must be satisfied that the assets of the Bank are protected and that there are sufficient internal checks and balances

5.      Effective Board Governance

-to excel in our duties we need to be functioning properly as a Board—strong members with the right skills and the right information

Independence is Key:

We understand that the Board of Directors must be independent of the management of the Bank. To enhance our independence, we have implemented the following:

— a majority of the members of the Board are independent and all Committees are composed solely of independent directors, pursuant to the Director Independence Policy

— the Board and its Committees may, at their election, meet independently of management at any time

— the Board and its Committees have the authority to engage their own independent advisors

— the non-management directors annually appoint a strong, independent Chairman with a clear mandate to provide leadership for the independent directors

— there is a policy requiring all directors to hold Bank shares worth six times their respective annual retainer

— the provision of high-quality information for directors— orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more—it requires preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in the Bank’s By-laws from time to time and shall comply with the Board composition provisions set out in the Bank’s Corporate Governance Guidelines. Each director shall possess the qualities set out in the Position Description for Directors.

We will create Committees from time to time and delegate certain functions to them as set out in their respective Charters. The Committee Charters are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environments in which the Bank operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate policies and procedures to enable the Board, its Committees and individual directors to function independently of management to the extent considered necessary or desirable by directors. The Board and each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an independent professional. Any director can retain and terminate an independent professional with the prior approval of the Corporate Governance Committee.

Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is each Committee’s and the Board’s policy to include such a session on the agenda of each meeting. In the event the Board is constituted with one or more non-management non-independent directors, any independent director may request the non-management non-independent directors to be excluded from any such session, and the Board will conduct at least one such session a year in the absence of management and the non-management non-independent directors.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each director can request such a meeting or reserved agenda item by contacting a Committee chair.

Meetings

The Board shall meet at least four times per year as required by the Bank Act (Canada), as scheduled by the Chairman of the Board in conjunction with the Chief Executive Officer and the Corporate Secretary. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are provided to all directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the directors as far in advance as practicable. A supplemental Board package, containing any additional or revised documents for the meeting, is provided to each director at the commencement of each meeting.

The Board shall meet with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank (unless OSFI directs that it instead meet with the Audit Committee and/or Risk Committee for this purpose).

All non-management directors who are not members of a Committee have a standing invitation to attend meetings of the Committee but may not vote. Additionally, a Committee may invite to its meetings any director, member of management of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. A Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

“Tone at the Top”

The Board is responsible for setting the tone for a culture of integrity and compliance throughout the Bank and, in that regard, expects the highest level of personal and professional integrity from the Chief Executive Officer and other executive officers of the Bank. The Board is responsible for overseeing the establishment of such a culture through appropriate mechanisms, including assessing the Chief Executive Officer and other executive officers of the Bank against this expectation; and overseeing policies in respect of ethical personal and business conduct (including the Bank’s Code of Conduct and Ethics and Anti-Bribery and Anti-Corruption Policy).

Strategic Planning

The Board is responsible for oversight of the strategy and fundamental goals of the Bank for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; and considering and approving on a continuous basis strategic alternatives and plans presented by management. This process includes assessment of the major opportunities and risk impact of any strategic decision being contemplated, including considering whether any strategic decision is within the Bank’s approved risk appetite established for the Bank and its individual business units. It also includes oversight of the implementation of strategic plans; and monitoring performance against such plans. The responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and operating and capital budgets, as well as specific requests for major capital expenditures and the monitoring of adequate levels of internal capital.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets of the Bank and assure its viable future. The Board is also responsible for identifying and monitoring the principal risks of all aspects of the Bank’s business and satisfying itself that appropriate policies, procedures and practices are in place for the effective management of these risks under the Bank’s risk framework. This responsibility includes reviewing and approving the Bank’s Capital Management Policy and also involves monitoring the approval and application of the Bank’s risk appetite including any exceptions to its key metrics.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of the Bank’s internal controls, management information systems and audit procedures, and overseeing the appropriate operation of the Bank including compliance with all applicable regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board must satisfy itself that the financial reporting and financial control systems are operating.

Communications Policy

The Board is responsible for establishing a communications policy for the Bank and overseeing the maintenance of effective shareholder relations through the Bank’s communications policy and programs so that accurate and timely information is disseminated to and feedback is accommodated from shareholders.

Shareholders may communicate with the independent directors through the Chairman of the Board. Instructions shall be publicly available through appropriate disclosure mechanisms, such as the Bank’s proxy circular, annual report and/or website.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the contribution of the Board, Committees and all directors annually.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of the Bank by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Bank officers. The Board must satisfy itself that the senior management team and other responsible persons at the Bank have the appropriate qualities and competencies to meet the expectations set by the Board and regulators, including, to the extent possible, satisfying itself as to the integrity of the Chief Executive Officer and other executive Bank officers, and as to their effectiveness in fostering a culture of integrity and compliance throughout the Bank. The Board is responsible for overseeing the compensation structure of the senior management team and the compensation policies of the Bank. The Board is responsible for developing a position description for the Chief Executive Officer, which, together with Board approved policies and practices, provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of the Bank to be met by the Chief Executive Officer, monitoring progress against those objectives, and the compensation of the Chief Executive Officer. The Board annually reviews and approves the adequacy and form of compensation of directors.

Oversight of Selection/Election of Certain US Subsidiary Boards

The Board is responsible for overseeing the selection and election by the Bank’s senior management (acting in the role as shareholder) of the directors of the board of TD Bank US Holding Company and its subsidiaries TD Bank, N.A. and TD Bank USA, N.A. (and any successors thereto).

General

The Board is responsible for monitoring the effectiveness of the Bank’s corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Bank policies and performing other tasks required by law. The Board is responsible for maintaining minutes and other records of meetings and activities of the Bank.

Posted February 2012